                                                                   EXHIBIT 99(c)

                                LYNCH CORPORATION
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830

                                          ___________ ____, 2005

Dear Shareholder:

            On  behalf  of the  Board of  Directors  of Lynch  Corporation  (the
"Company"),  we are pleased to provide details on the Company's  rights offering to purchase  common  shares (the "Common  Shares").  The Common Shares are being offered at the subscription price of $7.25 per share.

            Each  beneficial  owner of the Company's  Common Shares will receive one  subscription  right  ("Subscription  Right") for each Common  Share that it owned on November 9, 2005. In addition,  purchasers of common shares on November
10, or November 11, 2005 will be entitled to receive the corresponding number of rights.  Every three such Subscription Rights will entitle such beneficial owner to subscribe for one Common Share ("Basic Subscription Privilege"). If, pursuant to the  exercise  of  Subscription  Rights,  the number of Common  Shares that a beneficial  owner  would be  entitled  to  receive  would  result in  receipt of fractional  shares,  the aggregate  number of Common Shares that such beneficial owner is entitled to purchase  will be rounded up to the nearest  whole  number.
You will not receive cash in lieu of fractional shares.

            If you were a shareholder on November 9, 2005 and fully exercise the
Basic  Subscription  Privilege  issued to you, you may subscribe for  additional
Common Shares  through the  oversubscription  privilege.  The maximum  number of
Common  Shares that you may  purchase  under the  oversubscription  privilege is equal to the  number  of shares  you  purchased  under  the  Basic  Subscription
Privilege.  If the Company's other shareholders receiving rights do not elect to purchase  all of the  Common  Shares  offered  under  their  basic  subscription privilege,  then Common Shares purchased through the oversubscription  privilege will be allocated  pro rata based on the number of Common  Shares each  eligible
subscriber  for  additional   Common  Shares  has  purchased   under  the  basic
subscription  privilege,  as more fully  described in the Company's  prospectus, dated _________ ___, 2005.

            Enclosed are copies of the following documents:

            1.  the Prospectus;

            2.  the  Instructions  for  Use of  Lynch  Corporation  Subscription
                Certificates;

            3.  the Subscription Certificate; and

            4.  a return  envelope  addressed  to Mellon  Bank,  N.A. c/o Mellon
                Investor Services LLC, the Subscription Agent.

            The  enclosed  Prospectus  describes  the  rights  offering  and the procedure  to follow if you choose to  exercise  your  rights.  Please  read the
Prospectus and other enclosed materials carefully.

            Your prompt action is requested.  The rights offering will expire at
5:00 p.m., New York City time, on __________  ___, 2005,  unless extended for up to 15 days (the "Expiration Date").

            To  exercise  your  rights,   a  properly   completed  and  executed
Subscription  Certificate  and  payment  in full  for all of the  Common  Shares purchased  must be  delivered  to the  Subscription  Agent as  indicated  in the
Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

            Additional  copies of the enclosed  materials  may be obtained  from
Mellon  Investor  Services  LLC.  Their  toll-free  telephone  number  is  (866)
340-1578.

            We are pleased to offer you this  opportunity and hope that you will consider a further investment in the Company.

                                              Very truly yours,

                                              LYNCH CORPORATION

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